Mail Stop 4561

December 12, 2007

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

> **Re:** **Points International Ltd.**
> **Form 40-F for the year ended December 31, 2006**
> **Filed 3/29/07**
> **File No. 000-51509**

Dear Mr. Lam:

We have reviewed your response letter dated December 7, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F filed March 29, 2007

Note 14 – MilePoint Inc. Acquisition, page 62

1.   We note your responses to comments 2 and 3; however, we continue to question whether your acquisition of substantially all of the assets of MilePoint represented an acquisition of a business. Although you have represented to us that outside consultants would have also possessed the same skill set as the MilePoint

employees that provided the technical transition services, the level of investment relative to the fair value of the transferred set made in order to obtain the missing element was not minor ($577,081/$3,780,166 = 15%). Furthermore, you state that Mark Lacek and Peter Brennan did not perform technical services, but rather they acted as consultants that supported the existing partner relationships and sold Points solutions to existing and new customers. Since you entered into the Transition Services Agreement (TSA) as part of the negotiations of the acquisition, it appears to us that these services were necessary in order to continue the business of MilePoint. This leads us to believe that the transferred set did not represent a business since it does not appear that your company would have been able to conduct the normal operations of MilePoint without the services of Mark Lacek and Peter Brennan to maintain the existing partner relationships and the technical skills of the MilePoint employees which were obtained through a more-than-minor investment. Please revise accordingly.

2.   We note your response to comment 4 and await the filing of your revised document.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief